November 30, 2005

Diane J. Palmer
Paralegal
Reed Smith LLP
435 Sixth Avenue
Pittsburgh, PA 15219

Re:	BBH Trust (File Nos. 333-129342 and 811-21829) and BBH U.S.
Money Market Portfolio (File No. 811-21828)

Dear Ms. Palmer:

      We have reviewed the registration statements for BBH Trust and
BBH U.S. Money Market Portfolio (each a "Trust" or collectively the
"Trusts") filed on Form N-1A on October 31, 2005. The registration statement for the BBH Trust has eight series: BBH Money Market Fund;
BBH U.S. Treasury Money Fund; BBH Tax Exempt Money Fund; BBH Tax-
Free
Short/Intermediate Fixed Income Fund; BBH International Equity
Fund;
BBH Inflation Indexed Fund; BBH Tax Exempt Equity Fund; and BBH
Prime
Institutional Money Market Fund and the registration statement for the BBH U.S. Money Market Portfolio has one series: BBH U.S. Money Market Portfolio (each a "Fund" or collectively the "Funds"). Based on our review of the registration statements, we have the following comments. The captions we use below correspond to the captions the
Trusts use in their registration statements. Please note that the comments we give in one section are applicable to other sections of the registration statements that contain similar disclosure.

ALL FUNDS:

1.	The names of each of the Funds and both of the Trusts are
identical to existing funds and trusts already registered with the Commission. Disclosure in the Fund Performance section of the Funds` prospectuses suggests, and as you explained to me in a telephone conversation, each of these Funds is a shell organized to receive the assets of, and carry on the operations of, the existing funds (each a
"Predecessor Fund" and collectively the "Predecessor Funds") in a series of reorganization transactions. Please explain to us how the
Funds and their corresponding Predecessor Funds will accomplish these transactions, including a description of the documents that will be filed with the Commission and the documents to be delivered to the shareholders of the Predecessor Funds. In addition, as each of these prospectuses proposes to present the Portfolio Performance of each Predecessor Fund as the performance of its related fund, please confirm to us that the Funds will not deliver these prospectuses to any prospective shareholders until the reorganizations have occurred and the assets have been transferred to each of the Funds from the corresponding Predecessor Funds.

BBH INTERNATIONAL EQUITY FUND

PROSPECTUS

Investment Objective

2.	If the Fund`s investment objective may be changed without
shareholder approval, please so state in this section. Please make corresponding changes to each of the other prospectuses in both
Trusts that contain similar disclosure.

Principal Investment Strategies

3.	The first sentence of the first paragraph states that the
Fund
will invest at least 80% of the Fund`s assets in equity securities of companies in the developed markets of the world, excluding the United
States and Canada.  Footnote 42 of the adopting release for Rule
35d-
1 states that a Fund that uses the term "international" in its name should invest its assets in investments that are tied economically to a number of countries throughout the world. Please explain in this section how the Fund will diversify its investments in a number of countries throughout the world (e.g., the Fund will invest its assets in companies that are economically tied to at least __ countries from different geographic regions throughout the world). See Investment
Company Act Release No. 24828 at footnote 42 (January 17, 2001).

Fund Performance

4.	Please provide year-to-date return information as of the end of
the most recent quarter. See Item 2(c)(2)(ii) of Form N-1A. In addition, please separate the Fund`s performance from the index`s performance in the Average Annual Total Returns Table. See Item 2(c)(2)(iii) of Form N-1A. Please make corresponding changes to each of the other prospectuses in both Trusts that contain similar disclosure.

Fees and Expenses of the Fund

5.	The lines in the table that reflect Other Expenses and Total
Annual Fund Operating Expenses for the Fund show "N/A." Does this mean that these figures are not applicable or not yet available?
If
N/A means that the figures are not available, please include these numbers in a pre-effective amendment to the registration statement.
If N/A means that these figures are not applicable, please explain to us why such figures would not be applicable in the Fee Table for this
Fund. Please make corresponding changes to each of the other prospectuses in both Trusts that contain similar disclosure.

Investment Adviser

6.	Disclosure in the fourth and fifth paragraphs states that
separate teams of managers at Walter Scott and Mondrian are responsible for managing the Fund. Please state the names, titles and lengths of service for the individuals at Walter Scott and Mondrian primarily responsible for the day to day management of the
Fund as well as the other information required by Item 5(a)(2) of Form N-1A. If more than five individuals are jointly and primarily responsible, please identify at least five individuals that have the most significant responsibility. See Instruction 2 to Item 5(a)(2)
of Form N-1A. Please make corresponding changes to each of the other prospectuses in both Trusts that contain similar disclosure.

Financial Highlights

7.	This section states that because the Fund has not yet
completed
its first fiscal year, financial information is not yet available. As it appears that the Fund will be the survivor of the reorganization with the Predecessor Fund for accounting purposes, please modify this section to reflect the financial information of the Predecessor Fund after the reorganization has been completed.

Frequent Trading Policy

8.	As this Fund invests primarily in foreign securities, please describe the risks to the Fund of time zone arbitrage.  See
Investment Company Act Release No. 26418, at II.A.1 (April 19,
2004).

Portfolio Holdings Information

9.	The second sentence of this section states that Fund`s
portfolio
holdings are disclosed monthly on the BBH website approximately 15 days after the end of each month and remain posted until replaced by the information for the succeeding month. If the Fund seeks to rely on Instruction 3 to Item 11(f)(2) of Form N-1A to withhold the disclosure of certain ongoing arrangements, please revise this section to state that the information will remain available until the date on which the Fund files its Form N-CSR or Form N-Q with the Commission for the period that includes the date as of which the website information is current. Please make corresponding changes to each of the other prospectuses in both Trusts that contain similar disclosure.

Back Cover Page

10.	The back cover page states that the SEC file number for the
Fund
is 811-06139. Please modify this disclosure to reflect that the new
Trust`s file number is 811-21829. Please make corresponding changes to each of the other prospectuses in both Trusts that contain similar disclosure.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

11.	Investment restriction (9) states that positions in futures
or
option contracts shall not be subject to the Fund`s industry concentration limitation. Please explain to us why investments in futures and options contracts would not be subject to this limitation. See Sections 8(b)(1)(E) and 13(a)(3) of the Investment
Company Act.

Board of Trustees - Trustee Equity Ownership as of 12/31/05

12.	Please add equity ownership information for Joseph V. Shields to
the table in this section. See Item 12(b)(4) of Form N-1A. In addition, each of the columns in this table show "N/A." Does this mean that these figures are not applicable or not yet available?
If
N/A means that the figures are not available, please include these numbers in a pre-effective amendment to the registration statement.
If N/A means that these figures are not applicable, please explain to us why such figures would not be applicable in the Trustee
Ownership
Table for this Fund. Please make corresponding changes to each of the other SAIs in both Trusts that contain similar disclosure.

Portfolio Holdings Information

13	Please describe the manner in which the board of directors
exercises oversight of disclosure of the Fund`s portfolio securities.
See Item 11(f)(1)(vii) of Form N-1A. In addition, please identify any ongoing arrangements to make available information about the Fund`s portfolio securities to any person, including the identity of the persons who receive information pursuant to such arrangements. See Item 11(f)(2) of Form N-1A. Please make corresponding changes to each statement of additional information in both Trusts that contain similar disclosure.

Approval of Investment Advisory Agreement

14.	This section describes the approval of the investment
advisory
agreements for all of the Funds in the BBH Trust jointly without describing the factors that the board considered individually for each Fund. Please describe the factors considered by the Board in approving each of the investment advisory and investment sub-advisory agreements for each Fund separately. See Item 12(b)(10) of Form N-
1A.

Nature, extent and quality of services provided by BBH: Please explain in greater detail in this sub-section the board`s determination with respect to the quality and scope of services provided by BBH.

Investment Results: This sub-section states that the board reviewed information showing performance of the Fund compared to peers and benchmark indices. Please describe how the Fund performed relative to these peers and indices.

Costs of Services Provided and Profitability to BBH: This sub-section states that the board considered the advisory fees of each Fund in comparison to the fees of comparable funds. Please describe in this section how the Funds` fees compared to other similar funds managed by BBH and other similar funds managed by other investment advisers.

Economies of Scale: Please describe in this section whether economies of scale will be realized as the Fund grows.

Please further describe how the comparisons described in the "Costs of Services Provided and Profitability to BBH" subsection assisted the board in making its determination to approve the continuation of the investment advisory contract. Please make corresponding changes to each of the other Funds` prospectuses in both Trusts that contain similar disclosure.

Portfolio Manager Information

15.	This section provides information about the sub-adviser, not the
Fund`s portfolio manager(s). Please modify this section to provide the information required by Item 15(a) for each of the individuals identified in response to comment 6 above. Please make corresponding changes to each of the other prospectuses in both Trusts that contain similar disclosure.

BBH BROAD MARKET FIXED INCOME FUND

PROSPECTUS

Principal Risk Factors - Interest Rate Risk

16.	Please describe in this section the inverse relationship
between
changes in interest rates and the movement of bond prices.

BBH TAX-EFFICIENT EQUITY FUND

PROSPECTUS

Principal Investment Strategies

17.	The first sentence of the first paragraph states that the
Fund
will invest at least 80% of its net assets in publicly traded equity securities. Please revise this disclosure to state that the Fund will invest at least 80% of its "assets" or its "net assets, plus the amount of any borrowings for investment purposes" in publicly traded equity securities. See Rule 35d-1 under the Investment Company Act.

18.	The first sentence of the second paragraph states that the
Investment Adviser focuses on companies within the Russell 1000
Index. Please describe in this section the market capitalization range of the Russell 1000 Index as of a recent date.

Principal Risk Factors - Mid-Cap Risk

19.	This section describes the risks of investing in mid-cap
securities. Please describe the Fund`s strategy of investing in mid-cap securities in the Principal Investment Strategies section of the prospectus.

BBH INFLATION-INDEXED SECURITIES FUND

Fund Performance

20.	The fourth column of the Average Annual Total Returns Table
states that the returns reflected in that column will be for a 10 year period. Please clarify that the returns shown in this column will reflect either a 10 year period or returns since the inception of the Fund or class. In addition, footnote *** in the Class N and I
Shares prospectus states that the index`s performance is calculated from March 28, 1997 to present. Please present the returns of an appropriate broad-based securities market index for the same period as the Fund`s returns shown in the table. See Item 2(c)(2)(iii) of
Form N-1A.

BBH PRIME INSTITUTIONAL MONEY MARKET FUND, INC.

PROSPECTUS

Fund Performance

21.	The discussion in this section is confusing and does not
adequately describe the performance history of the Fund. Please provide in this section the same level of disclosure as has been provided in the corresponding sections of the prospectuses for each of the other Funds described in this registration statement (i.e., the Predecessor Fund was managed by BBH, the Fund`s investment adviser; prior to the Fund`s commencement of operations on _______,
2006 the fund had no investment operations; and the performance information and financial information provided in the prospectus prior to that date is historical information of the Predecessor
Fund).

	The second sentence of the first paragraph states that the historical total return information for any period or portion thereof prior to the establishment of BBH Prime Institutional Money Market Fund will be that of the BBH U.S. Money Market Portfolio adjusted to assume all charges that were in effect on August 22, 2000 were deducted. Please clarify in this section that: this reference to the establishment of the BBH Prime Institutional Money Market Fund refers to the Predecessor Fund; the BBH U.S. Money Market Portfolio has been the Predecessor Fund`s master portfolio pursuant to a master-feeder arrangement since that time; and August 22, 2000 is the date that the
Predecessor Fund commenced operations.

BBH U.S. MONEY MARKET PORTFOLIO

PROSPECTUS

Principal Risk Factors

22.	Please state that "although the Fund seeks to preserve the
value
of your investment at $1.00 per share, it is possible to lose money by investing in the Fund." See Item 2(c)(1)(ii) of Form N-1A.

Investment in the Portfolio

23.	The second sentence of the second paragraph states that the
minimum investment for financial intermediaries is $25,000 million ($25,000). The figures in this sentence are inconsistent. Please reconcile them.

STATEMENT OF ADDITIONAL INFORMATION

Investment Policies

24.	The third sentence of the first paragraph states that the
Portfolio will provide shareholders with at least 60 days prior notice of any changes in the Fund`s policy to invest at least 80% of the securities of the Portfolio in securities issued in the United States as required by Rule 35d-1. Please disclose this policy in the
Fund`s Prospectus.

Portfolio Holdings Information

25.	Please disclose the Fund`s policies to provide portfolio
holdings information to all third parties, including all service providers and rating and ranking organizations. See Item 11(f) of Form N-1A.

GENERAL COMMENTS

26.	We note that portions of the filing are incomplete.  We may
have
additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

27.	If you intend to omit certain information from the form of
prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

28.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

29.	Response to this letter should be in the form of a pre-
effective
amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

30.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trusts and their management are in possession of all facts relating to the Funds` disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the Trusts requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

      If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6949.

Sincerely,


Christian T. Sandoe
      Senior Counsel

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Diane J. Palmer
November 30, 2005
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